MANUFACTURING CAPACITY Tyler Hart 24 September 2014 Exhibit 99.2

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand
Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,”
“objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form
20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers;
dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

• BACKGROUND • CAPACITY DIRECTIONAL CONCEPTS – LOGIC – CURRENT PLAN AND FORECAST – NEXT STATE OF MANUFACTURING • TACTICAL REVIEW OF CAPITAL PROJECT AGENDA / KEY TAKE AWAYS 4

Manufacturing Utilization Plan
Manufacturing Utilization
105.00%
100.00%
95.00%
90.00%
85.00%
80.00%
75.00%
1
3
5
7
9
11
13
15
17
19
21
23
Months

JamesHardie

Utilization concept allows for both a short and long term sheet machine start up capacity decision while allowing flexibility to act accordingly inside the network.
CAPACITY UTILIZATION LOGIC – 85% OR 95%

Sheet Machine Start Up Comparison
1
2
3
4
5
6
7
Month
SM1
SM2
SM3

JamesHardie

95% Plan – 3 to 6 Months out (Short Term) • • CAPACITY UTILIZATION LOGIC – 85% OR 95% 6 History / Experience on ramp up and utilization Ramp up effects design and utilization needs

Demand vs Capacity Concept
Volume
Time
Capacity
Demand

JamesHardie

85% Plan – 16 + Months out (Long Term) • • CAPACITY UTILIZATION LOGIC – 85% OR 95% Start Construction Start Up Ramp Up 7 History of Growth Risk adverse – Be early rather than late

US Housing Starts
Housing Starts (1000's)
1400
1200
1000
800
600
400
200
0
FY10
FY11
FY 12
FY 13
FY 14
FY 15
FY 16
FY 17
FY 18
FY 19

JamesHardie

• Two Key Inputs to Plan
• James Hardie Growth
– R&R Growth Rate
– New Construction Starts
– James Hardie Market Growth
• Results
– US house starts behind plan
– James Hardie Market Growth at plan
CAPACITY PLANNING LOGIC – LONG TERM
Dodge New Construction Forecast FY14 – FY19

Long Term Capacity Total Cost Curve
Cost $
# of Plants
Total Cost

JamesHardie

• Determines Ideal # of plants
• Long Term Cost curve =
+ Fixed
+ Freight
+ Capital
+ Inventory
CAPACITY PLANNING LOGIC
• Inflection point indicates total # of
plants
– New Additions
• Summerville
• Tacoma
• Green Fields

• BACKGROUND • CAPACITY DIRECTIONAL CONCEPTS – LOGIC – CURRENT PLAN AND FORECAST – NEXT STATE OF MANUFACTURING • TACTICAL REVIEW OF CAPITAL PROJECT AGENDA / KEY TAKE AWAYS 10

FY14 to FY15 Forecast
FY14
FY15
FY16
FY17
FY18
FY14 Forecast
FY15 Forecast

CAPACITY PLAN FY14 AND FY15 GUIDANCE
FY14 PLAN FY15 Difference to Plan
FY 14 No Additional Capacity Started Up SM1 Wax
FY 15 Fontana SM1/SM2 and Cleburne  Only need SM2 Fontana
FY16 Cleburne SM3 and PC SM 4 and Trim AC Cleburne Start Up Dependent on Demand
Schedule
FY17 Tacoma SM2 and Summerville SM1 Tacoma Start Up Dependent on Demand Schedule
FY18 Green Field Capacity Green Field delayed
FY19 No Guidance

Flat Sheet Capacity (by Year)
FY14
FY15
FY16
FY17
FY18

CAPACITY SENSITIVITY
• Evaluated demand plan with range of ±10%
– Capacity changes are not influenced by small demand swings
– Lower demand pushes out 1 yr
– Higher demand pulls decisions sooner or run above utilization target

CAPACITY EFFICIENCY
Capital $ / Square Feet Produced
•
•
•
Revenue and/or Margin vs Capital $
•
•

Good measurement for plank and panel line
Good measurement of Green Field vs Brown Field.
Poor Measurement of specialty products impact on
both capital cost and revenue
Takes into account the impact of higher sales price
for specialty products
Highlights the cost of capital for these specialty products

CAPACITY CONCEPTS SUMMARY
• Planning is a sliding scale
• Capacity additions are more weighted today
toward specialty products
• Capacity additions leads us to optimization to
ensure return on investment

• BACKGROUND • CAPACITY DIRECTIONAL CONCEPTS – LOGIC – CURRENT PLAN AND FORECAST – NEXT STATE OF MANUFACTURING • TACTICAL REVIEW OF CAPITAL PROJECT AGENDA / KEY TAKE AWAYS 15

NEXT STATE OF MANUFACTURING
Optimization of capital cost
• Governmental Influences : Water, Air, Building
• Current Non Compressible Influences : Water
Discharge, Curing, Raw Materials,
• Current Compressible Influences : Machine output,
building utilization/line design, labor utilization

NEXT STATE OF MANUFACTURING
Plant 1 Plant 2
Edge Treatment Yes Yes
Top Treatment Yes No
Coating Process 1 Coater 2 Coaters
Drying Process 1 Dryer 2 Dryers
Automatic On Loader Yes No
Sealers No Yes
Building Space (ft^2) 30,000 100,000
# Critical Pieces of Equipment 7 11
Example of Line Design, Building Utilization, Machine output

• BACKGROUND • CAPACITY DIRECTIONAL CONCEPTS – LOGIC – CURRENT PLAN AND FORECAST – NEXT STATE OF MANUFACTURING • TACTICAL REVIEW OF CAPITAL PROJECT AGENDA / KEY TAKE AWAYS 18

CAPACITY UPDATE
Capacity expansion plans aligned to current forecast and
our target utilization rate
– Fontana: Ramp-up currently on track
– Plant City Trim: Construction complete Q4FY15
– Cleburne: Construction complete Q1FY16
– Next Capacity Addition: – Summerville FY17
– Future Capacity Additions: – Tacoma and Green Field

• Capacity planning is sliding scale relative to market and share growth but base thought process is the same.
• The forecast has been reduced in response to slower than expected US housing recovery
• Capacity headwinds:
– Construction cost increase – offset partially by Brown Field, and
Design efficiency
– Permitting – Air, Construction and Water
• Current capacity additions on track to meet scope and utilization criteria
SUMMARY

QUESTIONS